Dear AFOP management and employees,

I am pleased to inform you that today AFOP entered into an agreement to become part of Corning Incorporated pursuant to a tender offer to acquire all of the outstanding common stock of AFOP at $18.50 per share. Corning has been one of our key customers over the past few years. I am sure that you are as excited I am to join forces with Corning. We believe Corning’s strong track record and reputation in our industry, along with its size and scale, will provide an excellent platform for our products to gain access to a broader customer base and drive a higher level of growth than AFOP would be able to achieve as a standalone company. Most importantly, we believe this combination is good for our employees because it creates the opportunity to be part of a larger organization and enables even greater future success for our employees.

This year is AFOP’s twentieth anniversary of operations, since I founded the company in December 1995. Thanks to your continuous support and hard-work throughout the years, AFOP has grown from a small company that had its IPO in late 2000, to a company with the strong reputation in our industry that we enjoy today. With today’s announcement, we expect to play a more important role in our industry, with access with Corning’s resources including its world class R&D capabilities. I encourage you to continue your dedication and commitment to your job today and going forward.

Attached please find the joint press release issued by Corning and AFOP containing more information on the acquisition.

Best regards,

Peter

The tender offer described herein has not yet commenced. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a Tender Offer Statement on Schedule TO, which will contain an offer to purchase, form of letter of transmittal and other documents relating to the tender offer (collectively, the “ Offer Materials”), each to be filed with the SEC by a subsidiary of Corning Incorporated. In addition, AFOP will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Corning Incorporated and AFOP expect to mail the Offer Materials and the Schedule 14D-9 to AFOP’s stockholders. Investors and stockholders are urged to carefully read these documents and the other documents relating to the transactions contemplated by the merger agreement when they become available because these documents will contain important information relating to the offer and related transactions. The Offer Materials and the Schedule 14D-9 will also be available at no cost on the SEC’s web site at www.sec.gov.